MINERAL PROPERTY OPTION AGREEMENT

THIS AGREEMENT made as of June 7, 2007.

BETWEEN:

AMERICAN BONANZA GOLD CORP., a body corporate duly incorporated under the laws of the Province of British Columbia and having an office for business at Suite 305 - 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2;

(the "Optionor")

OF THE FIRST PART

AND:

CUSAC GOLD MINES LTD., a corporation duly incorporated pursuant to the laws of the Province of British Columbia and having an office for business at Suite 1600 - 409 Granville Street, Vancouver, British Columbia, V6C 1T2

(the "Optionee")

OF THE SECOND PART

WHEREAS:

A. Optionor is the beneficial owner of 46 contiguous mineral tenures comprising approximately 2,325 hectares located in the Liard Mining Division, Province of British Columbia which are more particularly described in the attached Schedule "A" (the "Property"); and

B. Optionor has agreed to grant an exclusive option to the Optionee to acquire a 100% right, title and interest in and to the Property, subject to the Underlying Royalty pursuant to the Underlying Agreement over that part of the Property more particularly described in Schedule "B", all on the terms and conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of Ten Dollars ($10.00) now paid by Optionee to Optionor and for other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged by the Optionor, the parties agree as follows:

PART 1

DEFINITIONS

1.1 Definitions. The following terms, wherever used in this Agreement, shall have the meanings set forth below:

(a) **"Acts"** means all legislation, as amended from time to time, of the jurisdiction in which the Property is located, applicable to the Property, including title to, and Exploration and Development Operations on, the Property;

(b) **"Affiliate"** shall have the meaning attributed to it in the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

(c) **"Approval Date"** means the date on which the Optionee receives final acceptance for filing for this transaction from the Exchange;

(d) **"Closing"** means the date to be agreed upon between the parties which date shall not be later than fourteen (14) days after the Approval Date;

(e) **"Commercial Production"** means:

(i) if a mill is located on the Property, the last day of a period of 40 consecutive days in which, for not less than 30 days, the mill processed ore from the Property at least 60% of its rated concentrating capacity; or

(ii) if a mill is not located on the Property, the last day of a period of 10 consecutive days during which ore has been shipped from the Property on at least one day for the purpose of earning revenues;

(f) **"Exchange"** means the Toronto Stock Exchange;

(g) **"Exploration and Development Operations"** means every kind of work done on or in respect of the Property or the product derived from the Property during the Term by, on the behalf of or under the direction of the Optionee including, without limiting the generality of the foregoing, the work of assessment, geophysical, geochemical and geological surveys, studies and mapping, investigating, drilling, designing, examining, equipping, improving, surveying, bulk sampling (which shall be limited to 10,000 tonnes for the purpose of heap leach testing or in all other cases 1,000 tonnes of mineral bearing rock and shall only be for the purpose of testing and not for resale of the Minerals obtained from such bulk sample) and processing such samples; shaft-sinking, raising, cross-cutting and drifting (only to the extent necessary to obtain bulk samples for testing); searching for, digging, trucking, sampling, working and procuring minerals (for bulk samples only), including stone, crushed rock or aggregate, ores and metals, and all other work usually considered to be prospecting, exploration and development work, including carrying out a feasibility study; in paying

wages and salaries of workers engaged in work on the Property and in supplying food, lodging, transportation and other reasonable needs of the workers; in paying assessments or premiums for workers' compensation insurance, contributions for unemployment insurance or other pay allowances or benefits customarily paid in the district to those workers; in paying rentals, licence renewal fees, taxes and other governmental charges required to keep the Property in good standing; in purchasing or renting plant, buildings, machinery, tools, appliances, equipment or supplies and in installing, erecting, detaching and removing them; exploration and development reclamation, and environmental protections and in the management of any work which may be done on the Property or in any other respect necessary for the due carrying out of the prospecting, exploration and development work;

(h) **"Minerals""** shall mean the end products derived from the Property;

(i) **"Option"** means the option to acquire a 100% of the right, title and interest in and to the Property as provided in Part 4 hereof;

(j) "**Option Term**" or **"Term"** means the period during the term of this Agreement from the date hereof to and including the earlier of:

(i) the date of termination of the Option under Part 9;

(ii) the date of exercise of the Option; and

(iii) the second anniversary of the Approval Date;

(k) **"Property"** means all of the mineral tenures more particularly described in Schedule "A" hereto, and all mining leases and other mining interests derived from any such tenures, any reference to any mineral tenure comprised in the Property to include any mineral leases or other interests into which the mineral tenure may have been converted;

(l) **"Regulatory Approval"** means the issue in writing to the Optionee of final acceptance of this Agreement by the Exchange;

(m) "**this Agreement"** refers to and collectively includes this Mineral Property Option Agreement and every schedule attached hereto;

(n) **"Underlying Agreement"** means the agreement dated August 26, 1993 made between Sable Resources Ltd. and Hera Resources Inc. attached hereto as Schedule "C";

(o) **"Underlying Royalty"** means a 2.5% net smelter return royalty to Sable Resources Ltd. pursuant to the terms of the Underlying Agreement;

(p) **"Underlying Royalty Holder"** means Sable Resources Ltd. as provided in the Underlying Agreement; and

(q) **"Wardrop Report"** means the report prepared by Wardrop Engineering Inc. for the

Optionor titled "Technical Report on the Taurus Project, Liard Mining District, British Columbia, Resource Estimate and Metallurgical Review" dated February 6, 2006.

1.2 **Headings.** The headings of this Agreement and the schedules are solely for convenience of reference and do not affect the interpretation of it or define, limit or construe the contents of any provision of this Agreement.

1.3 **Number and Gender.** Words importing the singular number shall include the plural and vice versa, words importing the neuter gender shall include the masculine and feminine genders, and words importing persons shall include firms and corporations and vice versa.

1.4 **Governing Law.** This Agreement and the rights and obligations and relations of the parties shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein (but without giving effect to any conflict of law rules). The parties agree that the courts of the Province of British Columbia shall have jurisdiction to entertain any action or other legal proceedings based on any provisions of this Agreement. Each party attorns to the jurisdiction of the courts of the Province of British Columbia.

1.5 **Currency.** All references to currency in this Agreement are references to the lawful currency of Canada unless otherwise specifically stated.

PART 2

REPRESENTATIONS, WARRANTIES AND COVENANTS OF OPTIONOR

2.1 Optionor's representations, warranties and covenants. Optionor represents and warrants to and covenants with Optionee that:

(a) it has been duly incorporated and validly exists as a corporation in good standing under the laws of British Columbia and is, under the laws of British Columbia legally entitled to hold the Property and all mineral tenures comprised therein, and all Property rights held by it and will remain so entitled until all interests in the Property being earned by the Optionee hereunder have been so earned and duly transferred to the Optionee as contemplated hereby;

(b) it is, and at the time of each transfer to the Optionee of an undivided interest in mineral tenures comprising the Property, it will be, the recorded holder or its lawful assign and the beneficial owner of all of the mineral tenures comprising the Property free and clear of all liens, charges and claims of others, save and except the Underlying Royalty, and no taxes, bonds or rentals are due in respect of any thereof;

(c) to the knowledge of the Optionor, the mineral tenures comprising the Property have been duly and validly located and recorded, and are in good standing in the office of the mining recorder or such other applicable regulatory agency having jurisdiction over the Property or the Optionee and Optionor's respective interests therein,

(d) there is no adverse claim or challenge against or to the ownership of or title to any of the mineral tenures comprising the Property, nor to the knowledge of Optionor is there any basis therefor, and there are no outstanding agreements or options to acquire or purchase the Property or any portion thereof, and no person other than the Underlying Royalty Holder, pursuant to the Underlying Agreement, has any royalty or other interest whatsoever in production from any of the mineral tenures comprising the Property;

(e) it has filed all reports required with the applicable regulatory agencies to keep the Property in good standing including all reclamation reports and to the knowledge of the Optionor has carried out all requirements of the regulatory agencies with respect to the Property as specified by permits received or otherwise and there are no unfulfilled obligations with respect to the Property including outstanding environmental issues concerning the Property and there are no outstanding defaults of regulatory requirements, nor any regulatory warnings, claims against bonds provided with respect to the Property or regulatory actions pending or threatened against the Property or the Optionor in connection with environmental or other matters relating to the Property, except as disclosed in writing to the Optionee;

(f) the Property is the materially same property that is the subject of the Wardrop Report and the Optionor has not removed or permitted to be removed from the Property any mineralized material, other than for testing purposes, since the site visit by the authors in connection with the preparation of the Wardrop Report with respect to which no representation or warranty is made by the Optionor to the Optionee as to its accuracy or completeness. No information concerning the Property has come to the attention of the Optionor which, if known to the authors of the Wardrop Report, could reasonably be expected to cause them to change their recommendations and conclusions concerning the Property;

(g) it has duly obtained all necessary corporate authorizations for the execution of this Agreement and for the performance of its obligations under this Agreement, and the consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance under the provisions of, its constating documents, or any shareholders' or directors' resolution, indenture, agreement or other instrument whatsoever to which Optionor is a party or by which it is bound or to which it may be subject;

(h) no proceedings are pending for, and Optionor is unaware of any basis for the institution of any proceedings leading to, the dissolution or winding up of Optionor or the placing of Optionor in bankruptcy or subject to any other laws governing the affairs of insolvent persons;

(i) all of the terms and obligations of the Underlying Agreement, other than the Underlying Royalty, have been fully satisfied and upon assumption of the Underlying Agreement by the Optionee pursuant to the terms hereof, Optionor covenants to indemnify and save the Optionee harmless with respect to any and all costs, claims,

liabilities and expenses incurred by the Optionee with respect to any obligations arising out of the Underlying Agreement save and except for obligations arising with respect to the Underlying Royalty; and

2.2 Waiver and survival. The representations and warranties contained in §2.1 are provided for the exclusive benefit of the Optionee, and a breach of any one or more thereof may be waived by the Optionee in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty; and the representations and warranties contained in §2.1 will survive the execution hereof.

PART 3

REPRESENTATIONS, WARRANTIES AND COVENANTS OF OPTIONEE

3.1 Optionee's representations, warranties and covenants. The Optionee represents and warrants to and covenants with Optionor that:

(a) the Optionee has been duly incorporated and validly exists as a corporation in good standing under the laws of the Province of British Columbia and is lawfully authorized to hold mineral tenures and real property in British Columbia,

(b) the Optionee is a reporting issuer or its equivalent in good standing in the provinces of British Columbia and Ontario and its issued securities are posted for trading on the Exchange. To the knowledge of the Optionee, the Optionee's public disclosure record as reflected on SEDAR is true and complete as of the date hereof. The Optionee covenants that it will use its commercial best efforts to maintain itself in good standing with the applicable securities regulatory authorities and to maintain its issued securities listed and posted for trading on the Exchange for the Term of this Agreement plus two years;

(c) it has duly obtained all corporate authorizations for the execution of this Agreement and for the performance of this Agreement by it, and the consummation of the transaction herein contemplated will not conflict with or result in any breach of any covenants or agreements contained in, or constitute a default under, or result in the creation of any encumbrance under the provisions of its constating documents, or any shareholders' or directors' resolution, indenture, agreement or other instrument whatsoever to which Optionee is a party or by which it is bound or to which it may be subject; and

(d) no proceedings are pending for, and Optionee is unaware of any basis for the institution of any proceedings leading to, the dissolution or winding up of Optionee or the placing of Optionee in bankruptcy or subject to any other laws governing the affairs of insolvent persons.

3.2 Waiver and survival. The representations and warranties contained in §3.1 are provided for the exclusive benefit of Optionor, must remain true throughout the Term hereof and a breach of

any one or more thereof may be waived by Optionor in whole or in part at any time without prejudice to its rights in respect of any other breach of the same or any other representation or warranty; and the representations and warranties contained in §3.1 will survive the execution hereof.

PART 4

ACQUISITION AND EXERCISE OF THE OPTION

4.1 Grant of the Option to earn interest. Subject to Regulatory Approval, the Optionor grants to the Optionee the sole and immediate working right and option with respect to the Property, for the Term, to purchase a One Hundred Percent (100%) right, title and interest in and to the Property (the "Option") free and clear of all charges, encumbrances and claims, save and except for the Underlying Royalty. This Option may be exercised in the manner referred to in §4.9.

4.2 Exercise of Option. In order to maintain in force the working right and Option granted to it, and to exercise the Option, the Optionee must:

Cash Payment

(a) pay to the Optionor a total of Six Million Dollars ($6,000,000), in cash, in the amounts and at the times as follows:

(i) One Million Five Hundred Thousand Dollars ($1,500,000) on or before the date which is six (6) months following the Approval Date;

(ii) an additional One Million Five Hundred Thousand Dollars ($1,500,000) on or before the date which is twelve months (12) following the Approval Date;

(iii) an additional One Million Five Hundred Thousand Dollars ($1,500,000) on or before the date which is eighteen (18) months following the Approval Date; and

(iv) an additional One Million Five Hundred Thousand Dollars ($1,500,000) on or before the date which is twenty-four (24) months following the Approval Date;

Share Issuances

(b) (i) issue to the Optionor at Closing a total of One Million Five Hundred Thousand (1,500,000) common shares in the capital of the Optionee;

(ii) subject to section 4.5 below, issue to the Optionor an additional One Million Five Hundred Thousand (1,500,000) common shares in the capital of the Optionee on or before the date which is twenty-four (24) months following

the Approval Date; and

the number and class of shares shall be appropriately adjusted in the event of any share split, reclassification, stock dividend, or other distribution applicable to all holders of the class of shares on a pro rata basis (other than a distribution pursuant to a rights offering or other equity financing undertaken by the Optionee, the grant or exercise of incentive stock options or the issuance and exercise of share purchase warrants) or any merger or reorganization, including a share consolidation, so as to give the Optionor a number of adjusted shares as if the shares required under (b) (i) and (b) (ii) were issued immediately prior to such event. All shares shall be issued as fully paid and non assessable and shall be subject only to the hold periods contemplated herein. The Option may not be exercised if at the time of delivery of any shares they are not listed on the Exchange or are subject to any other restriction, encumbrance or third party interest, other than any restriction, encumbrance or third party interest created by, or arising out of events relating solely to, the Optionor; and

Property Assessment Work

(c) maintain the Property in good standing during the Term by paying, or causing to be paid, to the Optionor, or on the Optionor's behalf as the Optionee may determine, all payments and taxes required by the applicable regulatory authorities to be paid with respect to the Property and perform, or pay cash in lieu thereof, all assessment work required to carried out on the Property by the applicable regulatory authorities.

4.3 Payment on Feasibility or Commercial Production. In addition to the Option payments to be made by the Optionee to the Optionor as described in section 4.2 above, within sixty (60) days of the earlier of:

(a) the date the Optionee receives a feasibility study recommending that the Property be placed in Commercial Production; and

(b) the Property being placed into Commercial Production;

the Optionee shall to pay to the Optionor Three Million Dollars ($3,000,000) (the "Feasibility Payment") in cash.

This obligation to pay the Feasibility Payment to the Optionor shall survive the exercise of the Option by the Optionee and continue for Fifty (50) years thereafter. The Optionee covenants to require any transferee of its interest in the Property in that 50 year period, as a condition for the transfer, to assume this obligation and to covenant to require any subsequent transferees to likewise assume the obligation. The Optionor shall be entitled to register this obligation against the Property by way of registration of this Agreement against the tenures comprising the Property or in any other reasonable manner.

4.4 Bonus Payment on Gold Increase. Subject to section 4.5 below, if during the Twenty-Four

(24) month period following the Approval Date the price of gold quoted as the London Afternoon Gold Fix in United States Dollars closes at or above US$800 per ounce for a period of One Hundred (100) consecutive trading days, the Optionee will pay to the Optionor:

(a) under subsection 4.2(a), an additional One Million Dollars ($1,000,000) in cash on or before the earlier of:

(i) the date which is twenty-four (24) months following the Approval Date; and

(ii) the date the Optionee makes the last required cash payment pursuant to subsection 4.2(a);

thereby increasing to Seven Million Dollars ($7,000,000) in total the payments to be made to the Optionor pursuant to subsection 4.2(a); and

(b) under section 4.3, concurrently with the payment to be made under section 4.3, an additional One Million Dollars ($1,000,000) in cash increasing to Four Million Dollars ($4,000,000) in total the payment to be made to the Optionor pursuant to section 4.3.

4.5 Acceleration of Option Payments. The Optionee may accelerate any or all of the payments or obligations set out in section 4.2. Should the Optionee accelerate the cash payments of $6,000,000 described in subsection 4.2(a) such that the total amount is paid to the Optionor on or before the date that is Twelve (12) months following the Approval Date, then the total consideration to be paid by the Optionoee to the Optionor shall be limited to the following:

(a) $6,000,000, in cash, pursuant to subsection 4.2(a);

(b) One Million Five Hundred Thousand (1,500,000) common shares in the capital of the Optionee pursuant to paragraph 4.2(b)(i); and

(c) $3,000,000, in cash, pursuant to subsection 4.3;

and the provisions of paragraph 4.2(b)(ii) and section 4.4 will terminate and have no further application or force or effect.

4.6 Hold Period on Securities Issued.

The Optionor and the Optionee agree that the 1,500,000 shares to be issued to the Optionor by the Optionee pursuant to:

(a) subparagraph 4.2(b)(i) shall be restricted from trading for a period of Twelve (12) months from the date of issue of the shares; and

(b) subparagraph 4.2(b)(ii) shall be restricted from trading for a period of Four (4) months from the date of issue of the shares; and

each certificate representing the shares shall be endorsed with a legend setting out such applicable restriction from trading.

4.7 Voting of Securities Issued to Optionor. The Optionor agrees and covenants with the Optionee that with respect to the shares issued hereunder to the Optionor:

(a) the Optionor will not at any meeting of the shareholders, or on a resolution in lieu of a meeting, vote those shares in opposition to the recommendations and/or nominees of management of the Optionee;

(b) the Optionor, with respect to any meeting of the shareholders of the Optionee called to elect directors for the Optionee, will neither nominate nor support the nomination of any slate of directors nominated to compete with the slate of directors nominated by management of the Optionee; and

(c) notwithstanding the foregoing, nothing in this Agreement shall restrict the Optionor, in its sole discretion, from selling or otherwise dealing with the shares received as consideration hereunder upon expiration of the hold periods described in section 4.6.

4.8 Working right. During the Term, the Optionee shall have the sole and exclusive working right to enter on and conduct Exploration and Development Operations on the Property as the Optionee in its sole discretion may decide. The Optionee shall have quiet and exclusive possession from the date of this agreement and thereafter during the currency of the working right and Option, with full power and authority to the Optionee, its servants, agents, workers or contractors, to carry on Exploration and Development Operations in searching for minerals in such manner as the Optionee in its discretion may determine, including the right to erect, bring and install on the Property all buildings, plant, machinery, equipment, tools, appliances or supplies as the Optionee shall deem necessary and proper and the right to remove therefrom rocks, ores and minerals and to transport them for the purposes of sampling, metallurgical testing, assaying and milling, provided that such removal shall not consist of a bulk sample in excess of 10,000 tonnes for the purpose of heap leach testing or, in all other cases, 1,000 tonnes of mineral bearing rock and shall only be for the purpose of testing and not for resale of the Minerals obtained from such bulk sample . All Exploration and Development Operations conducted by the Optionee shall be in accordance with good exploration, development and mining practice, and in compliance with all applicable legislation.

4.9 Notice of Exercise of Option. The Optionee may at any time after it has paid the cash payments referred to in subsection 4.2(a), issued the securities pursuant to paragraphs 4.2(b)(i) and (ii), if applicable, and maintained the Property as set out in 4.2(c) hereof exercise the Option by delivering a notice of exercise to the Optionor. Should the Optionor accept the notice of exercise, such acceptance not to be unreasonably withheld, then the 100% right, title and interest in and to the Property will vest in the Optionee free and clear of all charges, encumbrances and

claims, save and except for the Underlying Royalty. In the event of exercise of the Option hereunder, coincident therewith the Optionee agrees to accept an assignment of the Underlying Agreement and all obligations there under, which the Optionor covenants in paragraph 2.1(i) to consist solely of the Underlying Royalty, and to hold Optionor harmless from any claim under it with respect to the Underlying Royalty. From the time Optionee exercises the Option, should Optionee do so, Optionee shall have acquired the Property absolutely and will indemnify Optionor for any and all environmental and other claims of any kind or nature made in respect of the Property or activities in connection therewith arising from any matter subsequent to the date hereof. Optionor will continue to be responsible for and will indemnify Optionee for any and all environmental and other claims of any kind or nature made in respect of the Property or activities in connection therewith arising from any matter prior to the date hereof.

4.10 Transfer of Title. During the Term and until the right, title and interest in and to the Property shall vest in the Optionee pursuant to the provisions of section 4.9 herein; the Optionor shall hold the title to the Property subject to the Optionee's rights herein. Should the Optionee exercise the Option hereunder, the Optionor will thereupon execute and deliver a registerable Bill of Sale on the Mineral Titles Online system transferring one hundred percent (100%) right, title and interest in and to the Property to the Optionee within 10 days of such exercise of the Option by Optionee. Optionor shall also assign all its interest in the Underlying Agreement and Optionee shall accept such assignment and indemnify and save harmless the Optionor from any claim thereunder with respect to the Underlying Royalty.

PART 5

OBLIGATIONS OF OPTIONEE DURING OPTION TERM

5.1 Maintenance of Property. During the Option Term the Optionee will maintain in good standing those mineral tenures comprising the Property that are in good standing on the date hereof by the doing and filing of assessment work or the making of payments in lieu thereof, by the payment of taxes and rentals and the performance of all other actions which may be necessary in that regard and in order to keep such mineral tenures free and clear of all liens and other charges arising from the Optionee's activities thereon except those at the time contested in good faith by the Optionee, at which time the default provisions of Part 9 shall apply, and Optionor shall retain the right to cure any defect in title or tenure to keep the Property in good standing in the event that Optionee fails to do so. Optionor covenants to immediately upon receipt, provide to Optionee any notice received from any government agency or third party alleging any non-compliance with any law or agreement and Optionee shall be provided the first opportunity to cure such non-compliance and shall be provided reasonable time in which to do so whereafter Optionor retains the right to cure any such non-compliance at the sole cost of Optionee,

5.2 Optionor access to Property. During the Option Term the Optionee will permit the directors, officers, employees and designated consultants of the Optionor, at their own risk, access to the Property at all reasonable times, provided that Optionor agrees to indemnify the Optionee against, and to save it harmless from, all costs, claims, liabilities and expenses that the

Optionee may incur or suffer as a result of any injury (including injury causing death) to any director, officer, employee or designated consultant of Optionor while on the Property;

5.3 Workmanship, reclamation. During the Option Term the Optionee will do all work on the Property in a good and workmanlike fashion and in accordance with all applicable laws, regulations, orders and ordinances of any applicable governmental authority including conducting all reclamation required by the applicable regulatory authorities with respect to the work conducted by the Optionee on the Property;

5.4 Abandonment. The Optionee may at any time, during the Term, abandon any one or more of the tenures (the "Abandoned Tenures") which comprise the Property. The Optionee shall give the Optionor notice in writing Ninety (90) days prior to any abandonment (the "Notice of Abandonment"). Any tenures abandoned by the Optionee pursuant to this section shall be in good standing at the time of abandonment for a period of at least 180 days unless otherwise consented to in writing by the Optionor. Upon delivery of the Notice of Abandonment to the Optionor, the Abandoned Tenures will for all purposes of this Agreement cease to form part of the Property subject to this Agreement, and Optionor shall have the right to continue to maintain the Abandoned Tenures for its own account, not to be subject to this Agreement.

5.5 Indemnity. The Optionee will indemnify and save the Optionor harmless in respect of any and all costs, claims, liabilities and expenses incurred by the Optionor and arising out of the Optionee's activities on the Property and, without limiting the generality of the foregoing will, during the Option Term, carry, and will cause any of its independent contractors to carry, not less than $1 million in third party liability insurance in respect of operations conducted on the Property by or on behalf of the Optionee, such insurance to be for the benefit of the Optionee and the Optionor as their interests appear. The Optionee will furnish evidence of such insurance to the Optionor on request.

PART 6

TERMINATION OF OPTION

6.1 Optionee requirements. If the Option is terminated otherwise than upon the exercise thereof pursuant to §4.9, the Optionee will keep in good standing for a period of at least 180 days after the termination of the Option Period those mineral tenures comprised in the Property that are in good standing on the date hereof and any other mineral tenures comprised in the Property that the Optionee brings into good standing after the date hereof including completing all reclamation required by the applicable regulatory authorities with respect to the work conducted by the Optionee on the Property within six months of termination. The Parties agree that this reclamation obligation of Optionee shall survive termination and Optionor shall have the right to seek recourse from Optionee through any means to ensure that Optionee's reclamation obligations are fulfilled.

6.2 Equipment. In the event that the Optionee abandons the working right and Option granted to it under §4.1, all buildings, plant, equipment, machinery, tools, appliances and supplies which the Optionee may have brought on the Property, either before or during the period of the working right

and Option, must be removed by the Optionee at any time not later than six months after the abandonment of the working right and Option. Any buildings, plant, equipment, machinery, tools, appliances and supplies left on the Property during the six-month period shall be at the Optionee's sole risk and, if not removed after the six-month period, shall become the property of the Optionor, at its sole election.

6.3 Information. If the Optionee abandons the working right and Option granted to it under §4.1, the Optionee shall, on request, provide the Optionor, at no cost to the Optionor, with a copy of all non-interpretative reports, maps, plans, drill logs and surveys of all work pertaining to the Property provided that the Optionee does not warrant the accuracy of those reports, maps, plans, drill logs and surveys and shall not be liable for any inaccuracies contained in them.

PART 7

CONFIDENTIAL INFORMATION

7.1 Treatment of information. No information furnished by the Optionee to Optionor hereunder in respect of the activities carried out on the Property by the Optionee, or related to the sale of product derived from the Property, will be published by Optionor without the written consent of the Optionee, but such consent in respect of the reporting of factual data will not be unreasonably withheld, and will not be withheld in respect of information required to be publicly disclosed pursuant to applicable securities or corporation laws.

7.2 Reporting. Optionee shall provide Optionor comprehensive reports describing its activities on the Property annually during the Term.

PART 8

ARBITRATION

8.1 Matters for referral to arbitration. All questions or matters in dispute with respect to the subject matter of this Agreement will be submitted to arbitration pursuant to the terms hereof.

8.2 Notice of referral to arbitration. It will be a condition precedent to the right of any party to submit any matter to arbitration pursuant to the provisions hereof, that any party intending to refer any matter to arbitration gives not less than 30 days' prior written notice of its intention so to do to the other party together with particulars of the matter in dispute.

8.3 Expiry of notice. On the expiration of such 30 days, the party who gave such notice may proceed to refer the dispute to arbitration as provided in §8.4.

8.4 Appointment of arbitrators. The party desiring arbitration will appoint one arbitrator, and will notify the other party of such appointment, and the other party will, within 15 days after receiving such notice, appoint an arbitrator, and the two arbitrators so named, before proceeding to act, will, within 15 days after the appointment of the last appointed arbitrator, unanimously

agree on the appointment of a third arbitrator to act with them and be chairman of the arbitration herein provided for.

8.5 Failure to act. If the other party will fail to appoint an arbitrator within 15 days after receiving notice of the appointment of the first arbitrator, or if the two arbitrators appointed by the parties will be unable to agree on the appointment of the chairman, the chairman will be appointed under the provision of the *Commercial Arbitration Act* (British Columbia).

8.6 Arbitration procedures. Except as specifically otherwise provided in this Part 8, the arbitration herein provided for will be conducted in accordance with such Act.

8.7 Fixing time and place. The chairman, or in the case where only one arbitrator is appointed, the single arbitrator, will fix a time and place in Vancouver, British Columbia, for the purpose of hearing the evidence and representations of the parties, and he will preside over the arbitration and determine all questions of procedure not provided for under such Act or this Part 8.

8.8 Award in writing. After hearing any evidence and representations that the parties may submit, the single arbitrator, or the arbitrators, as the case may be, will make an award and reduce it to writing, and deliver one copy thereof to each of the parties.

8.9 Expenses. The expense of the arbitration will be paid as specified in the award.

8.10 Binding award. The parties may agree that the award of a majority of the arbitrators, or in the case of a single arbitrator, of such arbitrator, will be final and binding upon each of them.

PART 9

DEFAULT AND TERMINATION

9.1 Notice of default - General. Notwithstanding Part 4, if at any time during the Option Term the Optionee fails to perform any obligation required to be performed hereunder, other than the payment obligations set out in Sections 4.2, 4.3 and 4.4, or is in breach of a warranty or covenant given herein, which failure or breach materially interferes with the implementation of this Agreement, Optionor may terminate this Agreement but only if:

(a) it first gives to the Optionee a notice of default containing particulars of the obligation which the Optionee has not performed, or the warranty or covenant breached; and

(b) the Optionee does not, within 30 days after delivery of such notice of default, cure such default or commence proceedings to cure such default by appropriate payment or performance (the Optionee hereby agreeing that should the Optionee so begin to cure any default the Optionee will prosecute such curing to completion without undue delay).

9.2 Notice of default - Payments. Notwithstanding any other provision of this Agreement, should the Optionee fail to satisfy any of the payment obligations set out in Sections 4.2, 4.3 or 4.4, Optionor may terminate this Agreement but only if:

(a) it first gives to the Optionee a notice of default containing particulars of the payment obligation which the Optionee has not performed; and

(b) the Optionee does not, within 5 days after delivery of such notice of default, cure such default by making the appropriate payment.

No additional period after the Approval Date shall be granted should Optionee require any further Exchange approvals to issue any subsequent issuances of shares or make any other payment.

9.3 Termination. Should the Optionee fail to comply with the provisions of §9.1(b) or §9.2(b), Optionor may thereafter terminate this Agreement, and the provisions of Part 6 will then be applicable.

9.4 All Payments Non-refundable. In the event of termination hereunder, all payments and share issuances made hereunder are not refundable and any obligations of Optionee arising prior to such termination shall remain in full force and effect.

PART 10

GENERAL

10.1 Assignment of interest. During the term of this Option, the Optionor and Optionee shall not, except as set out herein, sell, transfer nor assign this Agreement or their right or beneficial interest in the Property without the consent of the other party, which shall not be unreasonably withheld. Either party shall be permitted to assign this Agreement to an Affiliate on the assigning party providing a guarantee, in form satisfactory to the other party, of the obligations of that Affiliate under this Agreement. Any assignment shall be subject to the assignee entering into an agreement, in form and substance satisfactory to counsel for the other party, to be bound by this Agreement. Upon an assignment by the Optionee to an Affiliate, the Optionee will remain obligated to make the payments in shares specified in Section 4.2 from shares in its treasury.

10.2 Encumbrances. During the Term of this Option, the Optionor and Optionee shall not pledge, mortgage, charge or otherwise encumber their beneficial interest in the Property or their rights under this Agreement without the consent of the other party. Optionor acknowledges that the Optionee has entered into a general security agreement with respect to all of its personal property then owned, and after acquired, pursuant to a debenture financing undertaken by the Optionee in 2006.

10.3 Further assurances. The parties shall, without further consideration, from time to time execute and deliver, or cause to be executed and delivered, further instruments and assurances as may be reasonably required to reflect the terms hereof, including for registering or recording

changes in ownership interests in the Property including electronic transfers or registrations as required from time to time on the Mineral Titles Online system of the government of British Columbia.

10.4 Limitation of obligations of Optionee. It is understood and agreed that:

(a) nothing contained in this Agreement, nor any payment made, shares issued, Exploration and Development Operations conducted or expenditures incurred by the Optionee on or in connection with the Property or part of it, nor the doing of any act or thing by the Optionee under the terms of this Agreement shall obligate the Optionee to do anything else under this Agreement other than to issue shares, make payments, incur Expenditures and maintain the Property to the extent that it may have expressly undertaken to do so pursuant to the terms of this Agreement;

(b) subject to the terms of this Agreement, the Optionee may at any time abandon the working right and Option granted to it under §4.1; and

(c) in the event that the Optionee abandons the working right and Option granted to it under §4.1, the liabilities and obligations of the Optionee shall cease with respect to the Property except that the Optionee shall remain liable for any and all liabilities or obligations arising directly or indirectly from the actions of the Optionee in conducting work or having conducted work on the Property and the provisions of Part 6 herein, as applicable.

10.5 Time. Time shall be of the essence of this Agreement and of every part of it and no extension or variation of this Agreement shall operate as a waiver of this provision.

10.6 Entire agreement. With respect to the subject-matter of this Agreement, this Agreement:

(a) sets forth the entire agreement between the parties and any persons who have in the past or who are now representing either of the parties;

(b) supersedes all prior understandings and communications between the parties or any of them, oral or written; and

(c) constitutes the entire agreement between the parties.

Each party acknowledges that this Agreement is entered into after full investigation and that no party is relying on any statement or representation made by any other which is not embodied in this Agreement. Each party acknowledges that it shall have no right to rely on any amendment, promise, modification, statement or representation made or occurring subsequent to the execution of this Agreement unless it is in writing and executed by each of the parties.

10.7 Notices. All payments and communications which may be or are required to be given by either party to the other shall (in the absence of any specific provision to the contrary) be in writing and

delivered or sent by prepaid registered mail to the parties, at following respective addresses:

Optionor:

American Bonanza Gold Corp.
#305 - 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Attention: Guilio T. Bonifacio, Executive Vice President and CFO

And to its Counsel:

Lang Michener LLP
1055 West Georgia Street
Suite 1500
Vancouver, BC V6E 4N7

Attention: Cory Kent

Optionee:

Cusac Gold Mines Ltd.
409 Granville Street
Suite 1600
Vancouver, BC V6C 1T2

Attention: David H. Brett, President and CEO

And to its Counsel:

Douglas Eacrett
409 Granville Street
Vancouver, BC V6C 1T2

and if any payment or communication is sent by prepaid registered mail, it shall, subject to the following sentence, be conclusively deemed to have been received on the third business day following the mailing of it and, if delivered, it shall be conclusively deemed to have been received at the time of delivery. Notwithstanding the foregoing provisions with respect to mailing, in the event that it may be reasonably anticipated that, due to any strike, lock-out or similar event involving an interruption in postal service, any payment or communication will not be received by the addressee by no later than the third business day following the mailing of it, then the mailing of any payment or communication as mentioned shall not be an effective means of sending it but rather any payment or communication must then be sent by an alternative means of transportation which it may reasonably be anticipated will cause the payment or communication to be received

reasonably expeditiously by the addressee. Either party may from time to time change its address by notice to the other in accordance with this paragraph.

10.9 Benefit of successors. This Agreement shall enure to the benefit of and be binding on the parties and their respective heirs, executors, administrators, successors and permitted assigns.

IN WITNESS WHEREOF the parties hereto have duly executed this Agreement effective as of the day and year first above written.

AMERICAN BONANZA GOLD CORP.
By its authorized signatory:

Authorized Signatory

CUSAC GOLD MINES LTD.
By its authorized signatory:

Authorized Signatory